EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

May 1, 2012	TSX Venture Exchange: EMR
OTC Bulletin Board: EGMQB
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD RETAINS VANGUARD SHAREHOLDER SOLUTIONS

FOR INVESTOR RELATIONS SERVICES

Emgold Mining Corporation (“Emgold” or the “Company”) is pleased to announce that it has entered into an investor relations agreement (the “Agreement”) with Vanguard Shareholder Solutions Inc. (“Vanguard”) to design and implement a comprehensive investor relations strategy for the Company.  The strategy will be tailored to the financial and investment communities in Canada, the United States, and Europe.  Vanguard will provide investor relations services as an independent arm’s length firm.  Services will include assisting with the dissemination of news and public information, and initiating and maintaining contact with the investment community.

Subject to approval of the TSX Venture Exchange, the initial term of the Agreement is for six months and is extendable.  The Company will pay Vanguard a monthly fee of CDN$8,500 and will grant Vanguard 700,000 incentive stock options with the exercise price of CDN$0.15 per share, vesting over the course of 12 months and exercisable for a period of 5 years.  The stock options will be issued pursuant to Emgold’s Stock Option Plan, which is approved by shareholders on an annual basis.

“Vanguard has a solid track record of increasing shareholder value by establishing relationships with institutional and retail investors, television, radio, web and print media, and by providing practical strategic capital market advice” states President and CEO David Watkinson.

About Vanguard Shareholder Solutions Inc.

Vanguard provides investor relations services for a number of emerging Canadian and U.S. publicly listed companies and is based in Vancouver, British Columbia.  It is owned and operated by Mr. Paul J. Lathigee. Mr. Lathigee has advised the Company that neither he nor Vanguard owns or controls, directly or indirectly, any shares of the Company.

About Emgold Mining Corporation

Emgold controls 100 percent of the Idaho-Maryland Gold Project in California.  The Idaho-Maryland Mine produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounces per ton between 1862 and 1956.  Emgold is in the process of completing an Environmental Impact Report (“EIR”) for the Project.  The EIR has a targeted completion date of 2013, subject to financing.  Once the EIR is complete and permits are obtained, the Company plans to dewater and rehabilitate the historic underground workings, conduct underground exploration, and ultimately construct a high grade underground gold operation capable of producing over 200,000 ounces of gold per year.

Emgold has delineated a National Instrument 43-101 compliant mineral resource at Idaho-Maryland as shown in Table 1 below (Technical Report available at www.emgold.com).

Table 1

Idaho-Maryland Project Resources

Resource Type	Short Tons (millions)	Gold Grade (ounces per ton)	Gold Ounces
Measured	1.10	0.21	212,000
Indicated	0.57	0.48	259,000
Measured and Indicated	1.67	0.28	472,000

Inferred	2.57	0.39	1,002,000

Emgold’s geologists are constructing a three-dimensional computer model with MineSight® software using the historic data collected during the time the Idaho-Maryland Mine was an active mining operation, from 1851 to 1956, and from data collected by Emgold’s own exploration activities.  The data includes 220,000 feet of historic core drilling, 24,800 feet of Emgold core drilling, 43,000 underground assay samples, and 4,000 mine maps. When complete, this comprehensive model will include geologic units, faults, veins, underground workings, assays and gold resources.

Management believes the exploration target at Idaho-Maryland is 3 to 5 million ounces of gold, subject to additional diamond drilling that will be completed from underground once the mine is permitted and dewatered. Note that this target is conceptual in nature, and there has been insufficient exploration to define a mineral resource other than as disclosed in the table above, and it is uncertain if further exploration will result in any further delineation of a mineral resource. The target is based on projecting historic production and current resources to a depth of 5,000 feet.  Note that the adjacent Empire Mine, Newmont’s first operating mine, produced 5.8 million ounces of gold from 1850 to 1956 and has workings to a depth of over 5,000 vertical feet on closure.  Underground mines within a 3 mile radius of the Idaho-Maryland Project have reportedly produced over 13 million ounces of gold.  Mines in the area shut down, primarily in the 1950’s, due to fixed price of gold at $35 per ounce by the U.S. government and rising labor and supply costs after WWII.

In 2010, California was the sixth largest non-fuel mineral producing state in the U.S, with an estimated contribution of $2.7 billion to the state’s economy (source U.S. Geological Survey, Mineral Commodities Summaries 2011).  With regard to gold production, Newgold has reopened the Mesquite Mine and ATNA has reopened the Briggs Mine.  Sutter Gold is opening the Lincoln Mine.  Several other projects are in the exploration, permitting, and development stages.  David Watkinson, President and CEO of Emgold stated, “There is a new, modern, and environmentally responsible Gold Rush returning to California.  The state is seeing increased gold production from a variety of sources.”

If successful, Emgold would become one of the largest employers in Nevada County, employing an estimated 600 people at full production. The March unemployment rate in Nevada County (preliminary) was 10.4 percent with state unemployment rate at 11.5 percent (source California Employment Development Department).  The Idaho-Maryland Project would contribute significantly to the local tax base and support the local community, county, and state.

Emgold has several other early to mid stage exploration properties.  These include the Buckskin Rawhide and Koegel Rawhide gold properties in Nevada and the Stewart and Rozan poly-metallic properties in British Columbia where it is conducting exploration activities.

Note that technical information in this press release has been reviewed and approved by Mr. Robert Pease, P.Geo., a Qualified Persons as defined in National Instrument 43-101.  Mr. Pease is responsible for supervising the technical work related to the Idaho-Maryland Project.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 604-687-4622 Toll Free: 1-888-267-1400
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the timing of completion of the Final EIR on the Idaho-Maryland Project, the Company's planned work programs, exploration potential, expected results, and other statements.  Forward-looking statements are based on certain assumptions of the Company, including that the City of Grass Valley and its consultants, which are funded by Emgold, will complete the EIR in a reasonable timeframe, the City of Grass Valley will certify the EIR as complete, and the City of Grass Valley will approve the Conditional Use Permit for the mine and approve other entitlements under their authority.  They assume other permitting agencies overseeing the project on a local, state and federal level will grant the permits needed for mining construction and operation.  They assume that actual results of exploration, development, and production activities are consistent with management's expectations, that assumptions relating to mineral resource estimates and exploration targets are accurate, and that necessary financing is available to complete the required exploration work.  They include assumptions about production rates, production grades, and gold recoveries.  They assume assumptions about employment rates and economic impact of the project on the local community, which are requirements of the permitting process.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include exploration results that are different than those anticipated, inability to raise or otherwise secure capital to fund planned permitting, exploration, mine construction and development, and mine operations.  Other risk factors include changes in metal prices, the price of the Company's shares, the costs of labour, the cost of equipment, the cost of supplies, actual development and mining operation successes, exploitation and exploration successes, approvals by federal, state, and local agencies, permitting delays, legal challenges to permits, general economic, market or business conditions, and other factors beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.